Exhibit 17.1

RESIGNATION

I, Gaurav Singh, Chief Financial Officer of CrowdGather, Inc., a Nevada corporation, (“Company”) hereby tender and submit my resignation as the Chief Financial Officer of the Company, such resignation to be effective on September 24, 2012.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Gaurav Singh
Gaurav Singh